Exhibit 3.8

COPIES OF DOCUMENTS WITH THE
REGISTRAR OF COMPANIES ON
MAR 7 1989
/s/ Brian Webtser
ASSISTANT DEPUTY REGISTRAR OF COMPANIES
FOR THE PROVINCE OF BRITISH COLUMBIA

MEMORANDUM

I wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is FLAMINGOS BEACH RESORT INC.

2. The authorized capital of the Company consists of 20,000,000 Common Shares without par value.

3. I agree to take the number of shares in the Company set opposite my name.
FULL NAME, RESIDENT ADDRESS, AND OCCUPATION OF SUBSCRIBER.	NAME AND CLASS OF SHARES TAKEN BY SUBSCRIBER.

DAVID LAWRENCE GIBSON 258 Longview Road R.R. #1, Site 135 Comox, B.C., V9N 5N1 Barrister & Solicitor	ONE (1) COMMON SHARE

TOTAL SHARES TAKEN	ONE (1) COMMON SHARE

DATED the 2nd day of March, 1989.